Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472




A Message To Shareholders

We are pleased to present HUGHES' 2001 Annual Report. While this year's edition may not be as colorful and flashy as those you have seen from HUGHES in the past, it is reflective of our back-to-basics, cost-conscious approach to managing our company. At mid-year 2001, HUGHES was at a critical juncture with tremendous challenges facing each of our businesses. We were enjoying leadership positions in markets that we had pioneered and developed, yet we clearly needed to do a better job of blocking and tackling-simply executing the fundamentals-to ensure our success and to capitalize on the company's huge future potential. In particular, we needed to re-focus on our core operations, strengthen all aspects of our customer service and aggressively cut costs to improve profitability.

And, of course, in the background was a difficult global economic environment as well as the formidable task of evaluating alternatives for the restructuring of General Motors' interest in HUGHES. This process culminated in the announced merger of HUGHES with EchoStar Communications Corporation on October 28, 2001, which we will discuss in detail later in this letter.

During the latter half of 2001, we took swift and decisive action to address our operational challenges. To foster new ideas and fresh thinking, changes in leadership were made at the most senior levels of the corporation. We also made an important shift in the strategic direction of HUGHES, moving away from a primary emphasis on growth-much of it expensive growth-toward a sharp focus on profitable growth and cash conservation. Underlying these management and strategic changes, we also began working diligently to instill a culture at HUGHES that places the highest priority on meeting or exceeding the financial and business commitments we make to our customers, our investors and ourselves.

We also implemented aggressive cost-cutting measures that included a workforce reduction, impacting all of our operating companies and the corporate staff. In total, almost 10% of our U.S. workforce, or nearly 750 jobs, were eliminated, which we expect will result in annualized savings of approximately $110 million beginning in 2002. While this was clearly among the year's most difficult decisions, it was a necessary step in improving the competitiveness of our businesses.

Our new strategy started paying dividends in the second half of 2001 in the form of significantly improved operating results, paving the way to full-year revenues of $8.3 billion, a 13% improvement over 2000, and $390 million in earnings before interest, taxes, depreciation and amortization (EBITDA). Perhaps the accomplishment that makes us most proud is that we achieved our financial and operational targets for all key metrics during both the third and fourth quarters of the year. Although we are far from declaring victory, these results are a good start and demonstrate our determination to improve our credibility and maximize the tremendous store of value in the HUGHES businesses.


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Through it all, the leaders and employees of HUGHES and its businesses were faced with a great deal of uncertainty and change. To a person, they have worked tirelessly, performed brilliantly, and enabled us to regain the momentum and confidence that is so vital to the success of our enterprise.

DIRECTV U.S.

DIRECTV in the United States is the world's leading provider of direct-to-home digital television entertainment. Less than eight years after its national launch, DIRECTV(R) has become the home entertainment service of choice to more than 10.7 million customers. A statistic that is quite impressive is that one in every ten households in the United States receives multi-channel television service from DIRECTV. By all accounts, DIRECTV is a tremendous success story and is the key value driver for HUGHES.

In 2001, DIRECTV reached a pivotal phase in its relatively short existence. It became clear to us that we had outgrown many of the business practices and strategies that served the company well in attaining the first 10 million customers-where the focus was on growing the subscriber base. We learned that we needed a different approach to grow from 10 million to 20 million-a strategy focused on improving customer retention rates, reducing costs and improving the economic returns on every subscriber we acquire.

Given its huge subscriber base, customer turnover, or churn, has become an extremely important factor impacting DIRECTV's financial results and valuation. At DIRECTV, we embrace the notion that superior customer service is the cornerstone of any successful consumer service. Accordingly, we committed new resources to rigorously assess and shore-up every aspect of our customer service and installation network. During the year, we changed policies at our call centers and invested in new billing and customer relationship management systems. By year-end, overall customer service performance was at our targeted world-class levels. Additionally, we re-designed our marketing and distribution practices to obtain better quality customers, mitigating customer credit risk through enhanced credit scoring practices, and by requiring an annual programming commitment for DIRECTV-funded promotional offers. As a result of these actions, customer turnover rates dropped in the second half of 2001, and we expect this trend to continue in 2002. It's also important to note that even though we took a more selective approach to acquiring customers, subscriber growth during the second half of 2001 exceeded both our internal projections and Wall Street's expectations, and led to the addition of more than 1.2 million net new subscribers for the full-year.

We also attacked DIRECTV's operating costs. In addition to savings generated from the workforce reduction we mentioned earlier, we took steps to reduce the marketing expenses associated with acquiring new customers. This resulted in improvements during the second half of 2001 that we believe will reward us with additional savings going forward. In fact, we currently anticipate subscriber acquisition costs in 2002 to be approximately $525 per customer, a 10% improvement over the peak levels of 2001-and a cost baseline from which we expect to continue to improve.


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To strengthen our infrastructure and improve our programming services, we successfully launched and put into operation DIRECTV 4S in late 2001. DIRECTV 4S is a state-of-the-art spot beam satellite that immediately provided the capacity for an additional 225 channels, enabling us to significantly expand our service offering to include all of the local channels in the 41 markets where we provide local channel service. In these markets, which comprise more than 60% of the country's homes, our program offering now competes on an equal footing with cable.

In addition, DIRECTV has begun bundling its video services with broadband Internet access. Here we offer consumers a choice between digital subscriber line (DSL) service through our DIRECTV Broadband business, or two-way satellite-based service with our consumer DIRECWAY(R) offering. The ability to bundle these services with our core video product makes DIRECTV more competitive, provides additional revenue streams and helps to attract and retain customers.

Clearly, the evidence suggests that during these tough economic times, people are watching a lot of television and spending less on other more expensive forms of entertainment. In 2002, we expect continued strong demand and currently anticipate adding more than one million net new customers to the DIRECTV service. This rate of growth is particularly impressive when you consider that most Wall Street analysts expect the entire cable television industry to add fewer than one million customers in 2002. Most importantly, we'll accomplish this growth with a focus on higher financial returns and EBITDA that is expected to be more than double last year's results.

DIRECTV Latin America

DIRECTV Latin America is the only pan-regional provider of direct-to-home television services across 28 countries in Latin America and the Caribbean basin. For the year, DIRECTV Latin America grew more than 23%, adding 305,000 net new customers and bringing the cumulative subscriber base in the region to more than 1.6 million. Similar to the strategies we're pursuing in the United States, DIRECTV Latin America is also highly focused on reducing cash requirements and achieving profitability.

In order to facilitate the implementation of the new operating strategies and ensure more direct influence over every aspect of the customer experience, in 2001 we continued our efforts to simplify the ownership structure of DIRECTV Latin America. During the year, we successfully completed negotiations with our partners in Argentina and Colombia and acquired controlling interests in the operations in these countries. With the exception of Puerto Rico and Venezuela, DIRECTV Latin America now directly controls the day-to-day operations in all key Latin American markets.

Throughout the region, DIRECTV Latin America is facing a very difficult macro-economic environment-and we've taken aggressive action to mitigate its impact on the business. In 2001, DIRECTV Latin America implemented new subscriber acquisition procedures designed specifically to reduce customer turnover. New subscribers were subject to strict credit checks and were required


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to make higher up-front payments in order to activate DIRECTV service. These policies, along with continued efforts to improve customer service levels, had the desired effect as customer retention improved steadily during each quarter of 2001.

We also made strides in improving performance by reducing general and administrative expenses and marketing costs associated with adding new customers. During the year, we reduced the workforce across the region by 20%, which we expect will result in annualized savings of $40 million. Additionally, due to actions taken during the year to restructure dealer commissions and advertise more selectively, we expect a nearly 10% reduction in subscriber acquisition costs.

Looking forward, DIRECTV Latin America has several initiatives designed to differentiate its service, acquire new customers and generate additional revenue. For example, we have acquired exclusive rights to broadcast the 2002 and 2006 FIFA World Cup(TM) to key countries in the region. The FIFA World Cup(TM), which is without question the most popular sporting event in Latin America, also provides DIRECTV Latin America with additional revenue opportunities through pay-per-view sales and the re-sale of broadcast rights to other media companies in the region.

We also recently introduced interactive television services in several countries in the region, which include real-time weather reports, games, e-mail, e-commerce and banking applications. In Mexico, we delivered an interactive broadcast of the NFL's Super Bowl XXXVI, which gave customers the ability to select camera angles, access real-time game statistics and vote for the game's most valuable player. Although the interactive services are relatively new, we are encouraged by high levels of acceptance by customers in markets where these services have been launched.

As a result of our aggressive cost reductions, as well as reduced customer turnover and lower marketing costs, we're reaching an important financial milestone for DIRECTV Latin America. Notwithstanding the economic volatility in the region, we believe we can attain positive EBITDA by 2003, and expect to continue our role as the premier provider of digital multi-channel programming in the region.

Hughes Network Systems (HNS)

HNS' core business is providing satellite-based broadband products and services to both enterprise customers and individual consumers under a single DIRECWAY brand. We believe that a single brand across both customer bases creates economies of scale and cross-channel sales opportunities that provide HNS a competitive advantage.

In the enterprise market, HNS is the world leader with an installed base of more than 400,000 very small aperture terminals (VSATs) spanning the globe in 85 countries. HNS is developing new capabilities to provide current customers with value-added broadband services such as intelligent caching, telecommuting, micro-advertising, in-store music and business intranet applications. This focus


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is opening a world of new opportunities for HNS as a supplier of higher-margin, content-based communications services.

Additionally, lower equipment costs coupled with the improved breadth and quality of our services allowed us to enter new markets that had previously been unavailable. For example, we made a big splash into the fast-food market segment by providing VSAT services for several large domestic restaurant chains, including Wendy's and Jack-in-the-Box.

HNS is leveraging its expertise and scale with enterprise customers to the consumer marketplace. During the year, HNS commenced full-scale production of the two-way consumer DIRECWAY terminals. As of year-end, HNS was providing satellite broadband Internet access to more than 100,000 consumers and small-office/home-office customers. Because this business is in the early stages of development and requires significant investment, we are closely monitoring market conditions to ensure that this investment is commensurate with the expected demand for the service.

HNS also contributes to the success of HUGHES by manufacturing award-winning set-top receivers for DIRECTV. During 2001, HNS achieved a significant milestone by shipping its eight millionth unit. By being one of the two leading manufacturers of DIRECTV receivers, HNS plays an integral role in helping DIRECTV meet the strong demand for its service in an extremely cost effective fashion.

HNS continues to invent, create and perfect satellite broadband communications. Looking forward, we believe the future of satellite broadband rests on our next generation SPACEWAY(R) platform. HNS continued the development efforts for SPACEWAY and is on track to begin commercial operations in early 2004. Compared to today's offerings, we believe the SPACEWAY platform will provide faster, more cost effective bandwidth-on-demand, delivering rich multi-media content to its customers.

PanAmSat

With a global fleet of 21 in-orbit satellites, PanAmSat is a leading commercial provider of satellite-based video and data broadcast services. During the year, we made a sharp turn in the strategic direction of PanAmSat by re-focusing on our core customers and key markets after several years of pursuing growth by investing in new markets and new services.

As we worked to better align our investments to more appropriately match the market opportunity, PanAmSat also undertook aggressive cost-cutting measures to consolidate operations and improve profitability. These actions produced immediate and meaningful results, with total annualized savings in excess of $25 million, and have set the stage for expected EBITDA margins of 70% or better in 2002.

PanAmSat is well positioned to maintain its position of leadership. PanAmSat has essentially completed its four-year, $2 billion capital spending program


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dedicated to expanding and improving its satellite fleet and the reliability of its network. Looking ahead, our focus will be to increase the utilization rates on our satellites while adding to PanAmSat's backlog.

Looking Forward

While 2001 was dedicated to re-crafting the near-term strategic direction of our businesses and improving financial performance, it was also a year where we made groundbreaking decisions on the future of HUGHES. On October 28, 2001 we announced definitive agreements to split-off from General Motors and to subsequently merge the businesses of HUGHES with EchoStar, the operator of the Dish Network(TM) direct-to-home television service in the United States.

The foundation for this transaction began more than a year prior to the announcement, as our parent company, General Motors, sought a means to realize a portion of the value of its investment in HUGHES, strengthen its financial position and focus its resources on its core automotive businesses.

In the months leading up to the announcement, several alternatives were vigorously pursued, analyzed and evaluated and after careful consideration, the Boards of Directors of both GM and HUGHES selected the merger with EchoStar as the best choice. At the time of announcement, the agreement provided a 20% premium to GMH shareholders.

We believe that consumers will reap tremendous benefits from the merger of these two companies. Specifically, through the elimination of approximately 500 duplicative channels and by creating an array of five spot-beam satellites in three orbital slots, the merged company plans to offer access to local channels to every household in the United States. Today, due to channel capacity and economic constraints, DIRECTV and EchoStar are not able to offer local channels to approximately 42 million of the nation's 107 million television homes. As a result, these 42 million homes do not have a true alternative to their cable television provider. Together, DIRECTV and EchoStar will be able to utilize the scarce spectrum much more efficiently than we can as independent operators-and provide a true choice to tens of millions of consumers who would not otherwise have one.

We also expect to have the capacity to offer expanded video services including a dozen high-definition television channels as well as more interactive, pay-per-view and specialty content. Additionally, we believe economies of scale derived from the merger will improve our ability to offer consumers affordable satellite-based broadband services. This is especially beneficial to the millions of consumers for whom "wired" broadband services are unlikely to be available where they live, for years to come, if ever.

Importantly, no customer will be disenfranchised. In particular, we feel that customers in rural America will benefit from this transaction since the merged company will be able to offer the new and expanded services under a national pricing structure. National pricing will afford the small percentage of rural Americans living in areas not served by a cable television company the benefits


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of the strident competition between multi-channel television providers in urban and suburban areas. We are one nation and will offer our service at one rate with one small dish to every household in America!

We believe that this merger will create substantial value for GMH shareholders through cost savings and incremental revenue opportunities resulting from the combination. Completion of this transaction is expected in the second half of 2002 and is subject to approval by a majority of both the GMH and GM $1-2/3 shareholders, as well as several governmental regulatory agencies. To date, the regulatory process has proceeded as anticipated and we remain highly confident that the transaction will be approved in this timeframe.

With this merger, the future has never been brighter. Collectively, HUGHES and EchoStar have the assets to enhance our competitive position today and the ability to tap into new markets tomorrow, thereby creating tremendous benefits for consumers and value for shareholders. The ingenuity, creativity and commitment to excellence that has been synonymous with HUGHES for more than 50 years will serve us well as we embark on this next phase in our history.



Jack A. Shaw
President and Chief Executive Officer



Harry J. Pearce
Chairman of the Board


================================================================================

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at


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the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in


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periodic reports filed by EchoStar, Hughes or GM with the Securities and
Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.






















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